 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Cresci, Joseph E. (Last) (First) (Middle) c/o Environmental Power Corp. One Cate Street, 4th Floor (Street) Portsmouth, NH 03801 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Environmental Power Corporation ( powr ) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for (Month/Day/Year 01/15/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/15/2003		G		1000	D	$ 0.28	See Below	D
Common Stock	01/15/2003		G		1000	D	$ 0.28	See Below	D
Common Stock	01/15/2003		G		20,000	D	$ 0.28	See Below	D
Common Stock								$20,000	I	(1)
Common Stock								$3,643,618	I	(2)
Common Stock								$1,000,000	I	(3)
Common Stock								$59,730	I	(4)
Common Stock								$200,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
	$											$
Explanation of Responses:

(1) Owned by Reporting Person's wife. Report person disclaims beneficial ownership of these shares, and this repot should not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2) Shares held in a revocable trust for the benefit of members of Reporting Person's family, of which Reporting Person is a trustee.
(3) Shares deposited by Reporting Person into a voting trust on November 20, 1996 and in which Reporting Person has beneficial ownership in such shares which are evidenced by a voting trust certificate held by the Cresci Family Limited Partnership of which Reporting Person is the sole general partner with sole dispositive power.
(4) Shares eld in trust for benefit of Reporting Person and his children.

By:	Date:
/s/ Joseph E. Cresci	01/16/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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